Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 22, 2015

Registration No. 333-194767

Box, Inc.

Update and Supplement to Preliminary Prospectus

Dated January 9, 2015

This free writing prospectus relates to the initial public offering of Class A common stock of Box, Inc. (“Box”) and should be read together with the preliminary prospectus dated January 9, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of its Class A common stock. On January 22, 2015, Box filed Amendment No. 4 to the Registration Statement on Form S-1 relating to this offering of its Class A common stock (“Amendment No. 4”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1372612/000119312515017045/d642425ds1a.htm

References to “Box,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus.

1.	Disclosures regarding Coatue Management’s potential purchase of shares in the offering

Entities affiliated with Coatue Management, L.L.C. (Coatue Entities), an affiliate of certain of our existing stockholders, may purchase less than 1,250,000 shares of our Class A common stock in this offering at the initial public offering price. The Coatue Entities may ultimately elect not to purchase shares of our Class A common stock in this offering or the underwriters may elect not to sell any shares of our Class A common stock in this offering to the Coatue Entities. The underwriters will receive the same discount from any shares of our Class A common stock sold to the Coatue Entities as they will from any other shares of our Class A common stock sold to the public in this offering. If the Coatue Entities purchase shares in this offering, it is expected that the Coatue Entities will also sign a lock-up agreement that provides that, without the prior written consent of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J. P. Morgan Securities LLC, on behalf of the underwriters, the Coatue Entities will not, during the period ending 180 days after the date of the final prospectus relating to this offering, sell any such shares purchased in this offering.

Amendment No. 4 includes changes in the following sections to take into account that the Coatue Entities may purchase shares of our Class A common stock in this offering:

•	Cover Page to the Preliminary Prospectus;

•	“Prospectus Summary;”

•	“Risk Factors;”

•	“Dilution;”

•	“Certain Relationships and Related Party Transactions;”

•	“Principal Stockholders;”

•	“Shares Eligible for Future Sale;” and

•	“Underwriters.”

2.	Disclosure regarding Open Text litigation update

The disclosure set forth in the Preliminary Prospectus under the section titled “Business—Legal Proceedings” has been updated to include the following paragraph related to our litigation with Open Text S.A. (Open Text):

On January 20, 2015, the Court entered an Order granting our motion for judgment on the pleadings as to the asserted patent claims of the Groupware Patents. The Court found that the asserted patent claims of the Groupware Patents are invalid because they claim non-patentable subject matter. Our motion for summary judgment, or partial summary judgment, as it concerns claims asserted under the File Synchronization patents remains pending. Open Text’s motion for partial summary judgment as it concerns claims asserted under the File Synchronization patents also remains pending. As a result of the Court’s latest order and as of January 20, 2015, the lawsuit has been narrowed to seven total claims across the three remaining patents. The remaining accused Box product is our Box Edit feature.

In addition to the foregoing, Amendment No. 4 includes a summary of the update related to our litigation with Open Text in the section titled “Notes to Consolidated Financial Statements—Note 7. Commitments and Contingencies—Legal Matters.”

3.	Other disclosures

The disclosure set forth in the Preliminary Prospectus under the section titled “Principal Stockholders” has been updated to replace the Principal Stockholders table with the following table, which assumes the issuance of additional shares of our Class B common stock to the holders of our Series E redeemable convertible preferred stock and our Series F redeemable convertible preferred stock prior to this offering, assuming the conversion of such shares based on the midpoint of the estimated offering price range set forth on the cover page of the Preliminary Prospectus:

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering		Percent of Total Voting Power After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Draper Fisher Jurvetson(1)	23,036,949	21.5%	23,036,949	19.2%	21.2%
U.S. Venture Partners IX, L.P.(2)	11,713,775	10.9%	11,713,775	9.8%	10.8%
Entities affiliated with Coatue Management, L.L.C.(3)	9,999,997	9.3%	9,999,997	8.3%	9.2%
Entities affiliated with General Atlantic(4)	8,333,330	7.8%	8,333,330	7.0%	7.7%
TPG Bogota Holdings, L.P.(5)	6,944,444	6.5%	6,944,444	5.8%	6.4%
Scale Venture Partners III, L.P.(6)	6,715,340	6.3%	6,715,340	5.6%	6.2%
Named Executive Officers and Directors:
Aaron Levie(7)	4,089,213	3.8%	4,089,213	3.4%	3.7%
Dan Levin(8)	1,926,497	1.8%	1,926,497	1.6%	1.8%
Dylan Smith(9)	1,779,948	1.7%	1,779,948	1.5%	1.6%
Dana Evan(10)	160,000	*	160,000	*	*
Steven Krausz(11)	11,713,775	10.9%	11,713,775	9.8%	10.8%
Rory O’Driscoll(12)	6,715,340	6.3%	6,715,340	5.6%	6.2%
Gary Reiner	—	—	—	—	—
Josh Stein	—	—	—	—	—
Bryan Taylor	—	—	—	—	—
Padmasree Warrior(13)	10,125	*	10,125	*	*
All current executive officers and directors as a group (12 persons)(14)	26,630,835	24.3%	26,630,835	21.8%	24.0%

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) 14,904,281 shares held of record by Draper Fisher Jurvetson Fund VIII, L.P. (Fund VIII); (ii) 4,660,560 shares held of record by Draper Fisher Jurvetson Fund IX, L.P. (Fund IX); (iii) 1,490,740 shares held of record by Draper Associates, L.P. (DALP); (iv) 1,409,883 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P. (Growth Fund); (v) 331,206 shares held of record by Draper Fisher Jurvetson Partners VIII, LLC (Partners VIII); (vi) 126,295 shares held of record by Draper Fisher Jurvetson Partners IX, LLC (Partners IX); and (vii) 113,984 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC (Partners Growth). Timothy C. Draper, John H.N. Fisher, and Stephen T. Jurvetson, as the managing directors of the general partner entities of Fund VIII and Fund IX and managing members of Partners VIII and Partners IX share voting and dispositive power with respect to the shares held by Fund VIII, Fund IX, Partners VIII and Partners IX. Mark W. Bailey, Mr. Fisher and Barry M. Schuler, as the managing directors of the general partner of Growth Fund, share voting and dispositive power with respect to the shares held by Growth Fund. Any three of Messrs. Bailey, Draper, Fisher and Jurvetson and Mr. Schuler, as the managing members of Partners Growth, share voting and dispositive power with respect to the shares held by Partners Growth. Mr. Draper, as the President of Draper Associates, Inc., the general partner of DALP, shares voting and dispositive power with respect to the shares held by DALP. The address for each of these entities is c/o Draper Fisher Jurvetson, 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(2)	Consists of 11,713,775 shares held of record by U.S. Venture Partners IX, L.P. (USVP IX). Presidio Management Group IX, L.L.C. (PMG IX), the general partner of USVP IX, has sole voting and dispositive power with respect to the shares held by USVP IX. Irwin Federman, Steven Krausz, David Liddle, Paul Matteucci, Jonathan Root, Casey Tansey and Philip Young, the managing members of PMG IX, share voting and dispositive power with respect to the shares held by USVP IX. The address for each of these entities is c/o U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, California 94025.
(3)	Consists of (i) 3,518,517 shares held of record by Coatue Private Fund I LP (Private Fund); (ii) 5,555,555 shares held of record by Coatue Offshore Master Fund, Ltd. (Coatue Master Fund); and (iii) 925,925 shares held of record by Exuma Offshore Master Fund Ltd. (Exuma Master Fund). Coatue Hybrid GP I LLC (General Partner), the general partner of Private Fund, has retained Coatue Management, L.L.C. to serve as the investment manager to the Private Fund. Coatue Management, L.L.C. also serves as investment manager to both Coatue Master Fund and Exuma Master Fund. Philippe Laffont serves as managing member to both General Partner and Coatue Management, L.L.C. and has voting and dispositive power with respect to the shares held by the Private Fund, Coatue Master Fund, and Exuma Master Fund. The address for Philippe Laffont and each of these entities is 9 West 57th Street, 25th Floor, New York, NY 10019. Entities affiliated with Coatue Management, L.L.C. (Coatue Entities) may purchase less than 1,250,000 shares of our Class A common stock in this offering at the initial public offering price. The Coatue Entities may ultimately elect not to purchase shares of our Class A common stock in this offering or the underwriters may elect not to sell any shares of our Class A common stock in this offering to the Coatue Entities. The underwriters will receive the same discount from any shares of our Class A common stock sold to the Coatue Entities as they will from any other shares of our Class A common stock sold to the public in this offering. However, if any shares of our Class A common stock are purchased by the Coatue Entities, the number of shares of our capital stock beneficially owned by the Coatue Entities after this offering and the percentage of our capital stock beneficially owned by the Coatue Entities after this offering will differ from that set forth in the table above. If the Coatue Entities were to purchase 1,249,999 shares, entities affiliated with Coatue Management, L.L.C. would beneficially own 11,249,996 shares, or 9.4%, of our capital stock after this offering.
(4)	Consists of (i) 7,721,777 shares held of record by General Atlantic Partners 90, L.P. (GAP 90); (ii) 20,326 shares held of record by GAP Coinvestments CDA, L.P. (GAPCO CDA); (iii) 482,273 shares held of record by GAP Coinvestments III, LLC (GAPCO III); (iv) 89,693 shares held of record by GAP Coinvestments IV, LLC (GAPCO IV); and (v) 19,261 shares held of record by GAPCO GmbH & Co. KG (GAPCO KG, together with GAP 90, GAPCO CDA, GAPCO III and GAPCO IV, the GA Funds). The general partner of GAP 90 is General Atlantic GenPar, L.P. (GA GenPar) and the general partner of GA GenPar is General Atlantic LLC (GA LLC). GA LLC is the managing member of GAPCO III and GAPCO IV. GA LLC is also the general partner of GAPCO CDA. The general partner of GAPCO KG is GAPCO Management GmbH (GAPCO Management). The Managing Directors of GA LLC control the voting and dispositive decisions made by GAPCO KG and GAPCO Management. There are 22 Managing Directors of GA LLC and they may be deemed to share voting and dispositive power with respect to the shares held by the GA Funds. The Managing Directors of GA LLC are William E. Ford, Steven A. Denning, John D. Bernstein, J. Frank Brown, Gabriel Caillaux, Andrew Crawford, Mark F. Dzialga, Cory Eaves, Martin Escobari, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Anton J. Levy, Adrianna C. Ma, Thomas J. Murphy, Sandeep Naik, Andrew C. Pearson, Brett B. Rochkind, David A. Rosenstein, Graves Tompkins and Robbert Vorhoff. GA LLC, GA GenPar, GAP 90, GAPCO III, GAPCO IV, GAPCO CDA, GAPCO KG and GAPCO Management are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of the General Atlantic entities (other than GAPCO KG and GAPCO Management) is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, New York 10055. The address of GAPCO KG and GAPCO Management is c/o General Atlantic GmbH, Maximilianstrasse 35b, 5th floor, 80539 Munich, Germany.
(5)	Consists of 6,944,444 shares held of record by TPG Bogota Holdings, L.P. (TPG Bogota), whose general partner is TPG Growth II Advisors, Inc. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Growth II Advisors, Inc. and therefore may be deemed to share voting and dispositive power with respect to, and be the beneficial owners of, the shares held by TPG Bogota. The address of each of TPG Growth II Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(6)	Consists of 6,715,340 shares held of record by Scale Venture Partners III, L.P. (SVP III). Scale Venture Management III, LLC (SVM III), the general partner of SVP III, has sole voting and dispositive power with respect to the shares held by SVP III. Stacey Bishop, Kate Mitchell, Rory O’Driscoll and Andy Vitus, the managing members of SVM III, share voting and dispositive power with respect to the shares held by SVP III. The address for each of these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 700, Foster City, California 94404.
(7)	Consists of (i) 2,590,372 shares held of record by Mr. Levie; and (ii) 1,498,841 shares subject to options exercisable within 60 days of November 30, 2014, all of which are fully vested as of such date.
(8)	Consists of (i) 1,242,122 shares held of record by Daniel J. Levin and Naomi J. Andrews, as Trustees of the Levin/Andrews Family Trust dated 9/18/99; (ii) 156,250 shares held of record by Daniel J. Levin, as Trustee of the Daniel Levin GRAT dated 12/10/13; (iii) 156,250 shares held of record by Naomi J. Andrews, as Trustee of the Naomi J. Andrews GRAT dated 12/10/13; and (iv) 371,875 shares subject to options exercisable within 60 days of November 30, 2014, all of which are fully vested as of such date.
(9)	Consists of (i) 1,316,545 shares held of record by Mr. Smith; (ii) 85,000 shares held of record by the DCS GRAT of 2014 for which Mr. Smith serves as trustee, and (iii) 378,403 shares subject to options exercisable within 60 days of November 30, 2014, all of which are fully vested as of such date.
(10)	Consists of 160,000 shares held of record by Ms. Evan, of which 40,000 shares may be repurchased by us at the original purchase price of $1.16 within 60 days of November 30, 2014.
(11)	Consists of the shares listed in footnote (2) above, which are held by USVP IX. Mr. Krausz is a managing member at U.S. Venture Partners and shares voting and dispositive power with respect to the shares held by USVP IX.
(12)	Consists of the shares listed in footnote (6) above, which are held by SVP III. Mr. O’Driscoll is a managing member at SVM III and shares voting and dispositive power with respect to the shares held by SVP III.
(13)	Consists of (i) 2,250 shares held of record by Ms. Warrior; (ii) 6,750 shares subject to options exercisable within 60 days of November 30, 2014, all of which are fully vested as of such date; and (iii) 1,125 shares issuable upon the vesting of restricted stock units within 60 days of November 30, 2014.
(14)	Consists of (i) 24,287,904 shares beneficially owned by our current executive officers and directors, of which 86,875 shares may be repurchased by us at the original purchase price within 60 days of November 30, 2014; (ii) 2,341,806 shares subject to options exercisable within 60 days of November 30, 2014, all of which are fully vested as of such date; and (iii) 1,125 shares issuable upon the vesting of restricted stock units within 60 days of November 30, 2014.

In addition to the foregoing, Amendment No. 4 includes disclosure relating to the issuance of shares of our Series F redeemable convertible preferred stock to TPG Bogota Holdings, L.P., which is a greater than 5% stockholder in the Principal Stockholders table above, in the following sections:

•	“Management;” and

•	“Certain Relationships and Related Party Transactions.”

Box has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Box has filed with the SEC for more complete information about Box and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone: 1-866-718-1649, or by email: prospectus@morganstanley.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone 800-221-1037, or by email newyork.prospectus@credit-suisse.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.